August 8, 2006

Mail Stop 4561

Via U.S. Mail and Facsimile (650) 463-2600

Raymond C. Hemmig
Chairman
1231 Greenway Drive
Suite 600
Irving, TX 75038

RE: ACE Cash Express, Inc.
Schedule 13E-3
Filed on July 10, 2006
File Number 005-53599
Schedule 14A
Filed on July 10, 2006
File Number 000-20774

Dear Mr. Hemmig:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. Please include pages numbers on the Schedule 13E-3 when you file. We have used page numbers generated by EDGAR.

2. We note at page 31 of the proxy statement that Ace Acquisition Corp. has opined on the purposes and reasons for the merger. Revise to add Ace Acquisition

Corporation as a filing person on the cover page of Schedule 13E-3 and have them sign the Schedule 13E-3, or advise.

3. Revise to add Mr. Shipowitz as a filing person on the cover page of Schedule 13E-3 and have him sign the Schedule 13E-3.

Item 1. Summary Term Sheet, page, page 4

4. Please refrain from repeating text verbatim as this section serves as a summary of other sections in the document. For example, the sections discussing the conditions to the merger and no solicitation on page 7 and the termination of the merger agreement on page 9 largely duplicate related disclosure subsequently in the document. Please revise to summarize these sections.

Item 2. Subject Company Information, page 4

5. Item 2 and corresponding Item 1002(b) of Regulation M-A requires you to state the exact title of the shares. Please revise accordingly.

Item 7. Purposes Alternatives, Reasons and Effects, page 6

6. You state that you disclose the alternatives in the section discussing the merger agreement; however, it appears your alternatives are contained in the section on special factors. Please revise Item 7 accordingly.

7. We note your response regarding the alternatives on pages 22 and 28; however, we did not find a complete explanation of their rejections. Please revise to expand the explanation of the reasons for your rejection or direct us to where we can find this in the Schedule 14A.

8. Please revise to explain why the transaction is being undertaken at this time as opposed to any other time in the Company's operating history, or specifically identify where in the filing you have addressed this point in accordance with Item 7 of Schedule 13E-3 and corresponding Item 1013(c) of Regulation M-A.

9. We note the disclosure under the title "Certain Effects of the Merger" that following the closing of the merger, the entire interest in ACE's net book value and net earnings will be held by Ace Holdings. Revise to express each of the affiliate's interest in net book value and net earnings in both dollar amounts and percentages before the transaction is consummated and after giving effect to the transaction. See Instruction 3 to Item 1013 of Regulation M-A.

Item 8. Fairness of the Transaction, page 6

10. Revise the fairness determinations made by each of the filing persons to expressly address the fairness of the proposed transaction to <u>unaffiliated</u> security holders. See Item 1014(a) of Regulation M-A. As indicated in the Mergers and Acquisitions section of our Current Issues and Rulemaking Outline publicly available on our website, www.SEC.Gov, officers and directors of an issuer that is going private are generally deemed to be affiliates of the issuer. The current fairness determinations, as a result of this interpretation, are still being directed to security holders who are affiliates of the issuer.

11. In addition to producing a fairness determination with respect to whether or not the proposed transaction is procedurally and substantively fair to unaffiliated security holders, each filing person must produce an analysis in support of their determination. Please revise to expressly indicate the factors upon which each filing person relied in making its fairness determination. To the extent that one filing person intends to rely upon the analysis of another party instead of producing its own independent analysis in support of its fairness determination, the filing party must explicitly adopt that party's analysis assuming such analysis appropriately address the factors which Item 1014 requires, at a minimum, be addressed. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

12. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed irrelevant in the context of this particular transaction, that fact may be important for security holders in assessing the transaction and the company's fairness determination. *See* Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). For example, what consideration did the board of directors give to going-concern value and liquidation value? Please revise to explicitly address each factor.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

13. We note on page 45 of Schedule 14A that you combine the affiliates into the Investor Group. Please revise to have each affiliate separately state its determination of fairness in accordance with Item 8 of Schedule 13E-3 and corresponding Item 1014 of Regulation M-A.

Item 10. Source and Amounts of Funds or Other Consideration, page 7

14. We note that you mention a discussion of qualifications of UBS on page 22; however, we did not see a description thereof. Please revise to briefly describe the

qualifications of the outside party, UBS, in accordance with Item 9 of Schedule 13E-3 and corresponding Item 1015 of Regulation M-A.

Item 13. Financial Information

15. The selected financial information contained in the "IMPORTANT INFORMATION ABOUT ACE" section of the Proxy Statement has been incorporated by reference to satisfy this disclosure requirement. We did not locate, however, the information required by Item 1010(c)(2) and much of the information required by Item 1010(c)(1) of Regulation M-A. Please revise to provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3, or advise. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

Item 15. Additional Information, page 8

16. Please revise to replace the "(c)" with "(b)" in accordance with the directions to Item 15.

Schedule 14A

Recommendations of the Board of Directors and the Special Committee, page 18

17. We note your indication that you deem eight of the directors on the special committee to be independent and disinterested. Clarify whether you have considered their independence in accordance with the definition used by NASDAQ. See Item 7(d)(2)(ii)(C) of Schedule 14A.

Voting, page 19

18. You indicate that "[a]ll shares of our common stock represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holder." Please revise to specify what constitutes timely receipt in order for the Proxy Card to be valid.

Solicitation of Proxies, page 20

19. Please elaborate upon the manner in which proxies may be solicited, pursuant to Item 4(a)(3) of Schedule 14A. Written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed

under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c).

Background of Merger, page 20

20. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer, constitutes a separate report under Item 1015 of Regulation M-A that must be described in detail in the document and filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, please revise to provide such proposals, including but not limited to, the one submitted by JLL on April 24, 2006 as described on page 23.

Appraisal Rights, page 63

21. Affirmatively state what provisions the company has made to grant unaffiliated security holders access to the company's corporate files or to obtain counsel or appraisal services at the company's expense.

Closing Comments

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendments to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter electronically on EDGAR together with any amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Tim Geishecker, Staff Attorney, at (202) 551-3422, Nicholas Panos in the Office of Mergers and Acquisitions at (202) 551-3266 or the undersigned at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Via U.S. Mail and Facsimile: (650) 463-2600
       John M. Newell, Esq.
       Latham & Watkins
       505 Montgomery Street, Suite 2000
       San Francisco, CA 94111